NYSE Arca, Inc. (the 'Exchange') hereby notifies the SEC of its intention to remove the the following securities issued by Deutsche Bank AG (the 'Company') from listing and registration on the Exchange upon the effective date of this Form 25:

ELEMENTS Linked to the Benjamin Graham Total Market Index--
Total Return (suspended: 8/26/2011) symbol: BVT

ELEMENTS Linked to the Benjamin Graham Large Cap Value Index--
Total Return (suspended: 8/26/2011) symbol: BVL

ELEMENTS Linked to the Benjamin Graham Small Cap Value Index--
Total Return (suspended: 8/26/2011) symbol: BSC

This action is being taken pursuant to the provisions of Rule 12d2-2(a)(1), as NYSE Regulation has been notified that the above issue have been called for redemption. Accordingly, trading in the issue was suspended before the opening on such redemption date.